Exhibit 2.2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT (this “Amendment”) to the AGREEMENT AND PLAN OF MERGER, dated June 14, 2023 (the “Agreement”), is made and entered into as of July 19, 2023, by and among SharpLink Gaming Ltd., an Israeli limited company (“SharpLink Israel”), SharpLink Gaming, Inc., a Delaware corporation and wholly-owned subsidiary of SharpLink Israel (“SharpLink US”), and SharpLink Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of SharpLink US (“Merger Sub”). SharpLink Israel, SharpLink US and Merger Sub may each be referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A. The Parties entered into the Merger Agreement, which provided that Merger Sub will merge with and into SharpLink Israel (the “Merger”), following which Merger Sub will cease to exist, and SharpLink Israel will become a wholly-owned subsidiary of SharpLink US, all upon the terms and subject to the conditions set forth in the Agreement.

B. The Parties wish to amend the Agreement to add the SportsHub Game Network, Inc. 2018 Stock Incentive Plan to the SharpLink Israel Plans being assumed by SharpLink US.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1.	Definitions. Capitalized terms used but not otherwise defined herein shall have such definitions provided in the Agreement.

2.	Amendment of section 1.5(c)(i). Section 1.5(c)(i) of the Agreement is hereby removed and replaced in its entirety with the following:

(i) Options. Each option to purchase Ordinary Shares (“SharpLink Israel Options”) that is outstanding and unexercised immediately prior to the Effective Time under SharpLink Israel’s Mer Telemanagement Solutions Ltd. 2003 Israeli Share Option Plan and Sharplink Gaming, Ltd. 2021 Equity Incentive Plan, SharpLink, Inc. 2020 Stock Incentive Plan (assumed by SharpLink Israel) and SportsHub Game Network, Inc. 2018 Stock Incentive Plan (assumed by SharpLink Israel) (together, the “SharpLink Israel Plans”), whether or not vested, shall be converted, on a one-for-one basis, into and become an option to purchase shares of Common Stock, and SharpLink US shall assume the SharpLink Israel Plans and each such SharpLink Israel Option in accordance with the terms (as in effect as of the date of this Agreement) of the relevant SharpLink Israel Plan and the terms of the stock option agreement by which such SharpLink Israel Option is evidenced (but with changes to such documents as SharpLink US in good faith determines are appropriate to reflect the substitution of the SharpLink Israel Options by options to purchase Common Stock). All rights with respect to Ordinary Shares under SharpLink Israel Options assumed by SharpLink US shall thereupon be converted into rights with respect to Common Stock. Accordingly, from and after the Effective Time: (i) each SharpLink Israel Option assumed by SharpLink US may be exercised solely for Common Stock; (ii) the number of Common Stock and the per share exercise price of each SharpLink Israel Option assumed by SharpLink US shall be the same as the number of Ordinary Shares and per share exercise price of the relevant SharpLink Israel Option; and (iii) any restriction on the exercise of any SharpLink Israel Options assumed by SharpLink US shall continue in full force and effect and the term, exercisability and other provisions of such SharpLink Israel Options shall otherwise remain unchanged; provided, however, that: (A) SharpLink US may amend the terms of the SharpLink Israel Options to reflect SharpLink US’s substitution of the SharpLink Israel Options with options to purchase shares of Common Stock (such as by making any change in control or similar definition relate to SharpLink US and having any provision that provides for the adjustment of SharpLink Israel Options upon the occurrence of certain corporate events relate to SharpLink US and/or Common Stock); and (B) the SharpLink US Board of Directors or a committee thereof shall succeed to the authority and responsibility of the SharpLink Israel Board of Directors or any committee thereof with respect to each SharpLink Israel Option assumed by SharpLink US. Notwithstanding anything to the contrary in this Section 1.5(c)(i), the parties intend that the conversion of each SharpLink Israel Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) into an option to purchase Common Stock shall be made in a manner consistent with Treasury Regulation Sections 1.424-1 and 1.409A-1(b)(5), such that the conversion of a SharpLink Israel Option shall not constitute a “modification” of such SharpLink Israel Option for purposes of Section 409A or Section 424 of the Code. Prior to the Effective Time, SharpLink Israel shall take all actions that may be necessary (under the SharpLink Israel Plans and otherwise) to effectuate the provisions of this Section 1.5(c)(i) and to ensure that, from and after the Effective Time, holders of SharpLink Israel Options have no rights with respect thereto other than those specifically provided in this Section 1.5(c)(i).

3.	MISCELLANEOUS PROVISIONS

3.1 Effect of Amendment. Except as amended by this Amendment, the terms of the Agreement shall remain in full force and effect. All references in the Agreement to the term “Agreement” shall mean the Agreement as amended by this Amendment.

3.2 Counterparts; Exchanges by Electronic Transmission. This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

SHARPLINK GAMING LTD.

By:	/s/ Robert Phythian
Name:	Robert Phythian
Title:	Chief Executive Officer and Director

SHARPLINK MERGER SUB LTD.

By:	/s/ Robert Phythian
Name:	Robert Phythian
Title:	Director

SHARPLINK GAMING, INC.

By:	/s/ Robert Phythian
Name:	Robert Phythian
Title:	Director

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